FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: November 17, 2004                                                              By :    /s/David Patterson/s/
              Title:     Chairman

TERRA NOVA GOLD CORP.

ANNUAL REVIEW

2004

Terra Nova Gold Corp.

Financial Statements
For The Years Ended July 31, 2004 and 2003

TERRA NOVA GOLD CORP.
(An exploration stage company)
Balance Sheets
(Canadian Dollars)

	July 31,	July 31,
	2004	2003

ASSETS

Current assets
Cash and cash equivalents	$ 337,120	$ 43,501
Short term investments	1,780,981	-
Amounts receivable	12,221	18,064
Advances for exploration	129,792	4,010
Prepaid expenses	8,631	-

	2,268,745	65,575

Property, plant and equipment (note 4)	18,961	7,859

Mineral properties (note 5)	270,082	137,540

	$ 2,557,788	$ 210,974

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 38,247	$ 67,049
Loans payable	-	8,300

	38,247	75,349

Shareholders' equity
Share capital (note 6)	14,874,442	11,794,888
Stock options (note 7)	273,278	-
Deficit	(12,628,179)	(11,659,263)

	2,519,541	135,625

	$ 2,557,788	$ 210,974

Commitments (note 5)

Approved by the Directors:

"Harvey Keats"

"David Patterson"

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Operations
(Canadian Dollars)

	Year ended	Year ended
	July 31,	July 31,
	2004	2003

Expenses
Accounting and audit fees	$ 14,031	$ 13,781
Administration fees	86,000	52,000
Amortization	9,149	5,845
Consulting fees	12,069	41,056
Directors fees	2,000	-
Exploration expenditures (see schedule)	284,966	236,463
Filing and transfer agent fees	30,447	27,796
Legal fees	21,181	46,649
Management fees	68,072	-
Office and miscellaneous	35,857	43,062
Promotion	86,284	110,624
Rent	16,087	27,400
Stock-based compensation (note 7)	273,278	-
Telephone and communications	13,401	19,386
Travel	42,252	33,242
Less: interest income	(33,543)	(1,765)

Loss before other items	(961,531)	(655,539)

Other items
Loss on disposal of property, plant and equipment	(7,385)	-
Gain on sale of marketable securities	-	3,105
Write-down of marketable securities	-	(13,400)

Loss for the year	$ (968,916)	$ (665,834)

Basic and diluted loss per share	$ (0.05)	$ (0.09)

Weighted average number of
shares outstanding	19,228,797	7,792,644

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Deficit
(Canadian Dollars)

	Year ended	Year ended
	July 31,	July 31,
	2004	2003

Deficit, beginning of year	$ (11,659,263)	$ (10,993,429)

Loss for the year	(968,916)	(665,834)

Deficit, end of year	$ (12,628,179)	$ (11,659,263)

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Cash Flows
(Canadian Dollars)

	Year ended	Year ended
	July 31,	July 31,
Cash provided by (used for):	2004	2003

Operating activities
Loss for the period	$ (968,916)	$ (665,834)
Items not involving cash:
Amortization	9,149	5,845
Stock-based compensation	273,278	-
Loss on disposal of property, plant and equipment	7,385	-
Gain on sale of marketable securities	-	(3,105)
Write-down of marketable securities	-	13,400
Accrued interest income	(30,981)	-
Changes in non-cash operating
working capital items:
Amounts receivable	5,843	(13,645)
Advances for exploration	(125,782)	(4,010)
Prepaid expenses	(8,631)	16,929
Accounts payable and accrued liabilities	(28,802)	46,229

	(867,457)	(604,191)

Financing activities
Loans payable	(8,300)	8,300
Common shares issued for cash	3,004,554	355,400

	2,996,254	363,700

Investing activities
Purchase of short term investments	(1,750,000)	-
Sale of marketable securities	-	28,205
Mineral property acquisition costs	(57,542)	(26,350)
Purchases of property, plant and equipment	(27,636)	(10,347)

	(1,835,178)	(8,492)

Increase (decrease) in cash and cash equivalents	293,619	(248,983)

Cash and cash equivalents, beginning of year	43,501	292,484

Cash and cash equivalents, end of year	$ 337,120	$ 43,501

Non-cash investing activities:
Shares issued for acquisition
of mineral properties	$ 75,000	$ 102,350

See accompanying notes to the financial statements.

TERRA NOVA GOLD CORP. (An exploration stage company) Notes to the Financial Statements July 31, 2004 and 2003 (Canadian Dollars)
1.   Nature of Operations

The Company is a public company incorporated under the Company Act, British Columbia, Canada. The Company’s shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The Company’s principal business activity is the exploration of mineral properties.

The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the property or proceeds from disposition.
2.   Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

a)   Cash and cash equivalents

Cash and cash equivalents include short term money market instruments with terms to maturity, at the date of issue, not exceeding ninety days.

b)   Short term investments

Short term investments consist of money market instruments with terms to maturity, at the date of issue, greater than ninety days.

c)   Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer software100% declining balance per annum
Computer hardware30% declining balance per annum
Office equipment and furniture20% declining balance per annum

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

d)   Mineral properties

All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

Gains and losses are recognized on property dispositions when the value of the consideration received exceeds and is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

The Company regularly reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

2.   Significant Accounting Policies (cont’d)

e)   Loss per share

Basic earnings per common share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments.

f)   Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

g)   Stock-based compensation

The Company’s stock-based compensation plan is described in note 7a. The Company has adopted the fair value based method (note 3(a)) to account for the stock-based transactions with employees, non-employees and directors. Accordingly the fair value of the stock options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

h)   Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

i)   Comparative figures

The Comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

3.   Change in Accounting Policy

a)Effective August 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after August 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Previously, the Company used the intrinsic value based method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value based method for stock-based compensation, the Company recorded a charge to operations of $273,278 for the year ended July 31, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, one third vesting on the day of grant, one third vesting twelve months from the day of grant and one third vesting twenty-four months from the day of grant, a weighted average volatility of the Company’s share price of 102%, a weighted average annual risk free interest rate of 2.46% and an expected life of 1.5 years.

3.   Change in Accounting Policy (cont’d)

b)   Effective July 31, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company’s operations and financial position. This change in accounting policy has been applied retroactively to prior years and has increased the 2003 net loss by $236,463 and loss per share by $0.03.

4.   Property, plant and equipment

	2004			2003

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer hardware	$ 5,515	$ 827	$ 4,688	$ -
Computer software	13,191	11,769	1,422	5,174
Office equipment and furniture	26,418	13,567	12,851	2,685

	$ 45,124	$ 26,163	$ 18,961	$ 7,859

5.   Mineral Properties

The Company’s mineral properties are comprised of three separate option earn-in agreements on properties located in: 1) Cape Ray, Newfoundland and Labrador, Canada; 2) South Quinn Lake, Newfoundland and Labrador, Canada; and 3) San Diego, Mexico.

	Cape	South	San
Property Acquisition Costs	Ray	Quinn	Diego	Total

Balance at July 31, 2002	$ -	$ 8,840	$ -	$ 8,840
Option payments - cash	40,000	5,000	-	45,000
Option payments - shares	80,000	22,350	-	102,350
Option reimbursement	-	(18,750)	-	(18,750)
Staking costs	100	-	-	100

Balance at July 31, 2003	120,100	17,440	-	137,540
Option payments - cash	50,000	-	6,888	56,888
Option payments - shares	75,000	-	-	75,000
Staking costs	-	-	654	654

Balance at July 31, 2004	$ 245,100	$ 17,440	$ 7,542	$ 270,082

South Quinn Lake Property

On May 24, 2002, the Company entered into an option agreement with South Coast Ventures Inc. (“South Coast”) to acquire a 100% undivided interest in and to 36 mineral claims comprising the South Quinn Lake gold property located in central Newfoundland. In order to earn the interest, the Company must pay the optionor $75,000, issue the optionor 300,000 common shares and expend $400,000 on exploration by May 23, 2005 as follows:

5.   Mineral Properties (cont’d)

	Cash		Share		Exploration
Payments to be made on or before	Payments		Payments		Expenditures

May 23, 2002	$ 5,000	(paid)	20,000	(issued)
November 23, 2002	$ 5,000	(paid)	30,000	(issued)
May 23, 2003	$ 15,000	(paid)	75,000	(issued)
May 23, 2004	$ 20,000	(paid)	75,000	(note 5c)
May 23, 2005	$ 30,000		100,000		$ 400,000
The property is subject to a 2.5% net smelter royalty (‘NSR’) from the proceeds of production from the property. The Company may reduce the 2.5% NSR to a 1.5% NSR at any time by paying $1 million.

On May 12, 2003, the Company entered into an option and joint venture agreement with Bayswater Ventures Corp. (“Bayswater”), a company related by virtue of a common director, whereby the Company has granted to Bayswater an option to acquire 95% of the Company’s interest in the South Quinn Lake Property (the “Property”). Bayswater may earn its interest in the Property in consideration and through direct or indirect assumption of all of the Company’s remaining obligations to South Coast pursuant to the May 24, 2002 option agreement, as follows:

a)   Bayswater must pay to South Coast the following amounts:

i.   $15,000 on or before May 23, 2003 (paid);
ii.   an additional $20,000 on or before May 23, 2004 (paid); and
iii.   an additional $30,000 on or before May 23, 2005;

b)   Bayswater must incur an aggregate of $344,029 of work expenditures on the Property (the Company has incurred an aggregate of $55,971 of the required $400,000 of work expenditures on the Property) on or before May 23, 2005, of which Bayswater must incur at least $75,000 of expenditures on or before August 31, 2004; and

c)   The Company was required to deliver share payments to South Coast pursuant to the May 24, 2002 option agreement, and in lieu thereof Bayswater must pay to the Company the market price equivalent (as of the date of each delivery) of the following shares of the Company:
  75,000 shares on or before May 23, 2003 (issued);
  75,000 shares on or before May 23, 2004 (Bayswater transferred 75,000 shares of the Company to South Coast on behalf of the Company in lieu of the Company making the payment directly); and
  100,000 shares on or before May 23 ,2005.

d)   At any time during the 12 months following Bayswater’s exercise of the Option, the Company willl have the right, exercisable upon at least 30 days prior written notice, to purchase from Bayswater an additional 20% interest in the Property (to hold a 25% working interest therein), through the payment to Bayswater of an amount equal to 30% of the actual or deemed amounts of the Option Price paid hereunder and any subsequent amounts paid as expenditures on the Property, to the date of the notice.

Cape Ray

On August 15, 2002, the Company entered into an option agreement with South Coast to acquire a 100% interest in the Cape Ray property. The Cape Ray property consists of 46 mineral claims located in southwest Newfoundland.

In order to earn the 100% interest, the Company is required to pay a total of $420,000, to issue common shares with a total value of $580,000, to incur exploration expenditures of $1,900,000, and to carry out a feasibility study. The cash payments, share payments and expenditures are required to be made as follows:

5.   Mineral Properties (cont’d)

	Cash		Share		Exploration
Payments to be made on or before	Payments		Payments		Expenditures

Upon signing	$ 5,000	(paid)
September 13, 2002	$ 10,000	(paid)	$ 30,000	(issued)
March 13, 2003	$ 25,000	(paid)	$ 50,000	(issued)	$ 50,000	(paid)
December 31, 2003	$ 50,000	(paid)	$ 75,000	(issued)	$ 400,000	(paid)
December 31, 2004	$ 55,000		$ 75,000		$ 450,000
December 31, 2005	$ 125,000		$ 150,000		$ 500,000
December 31, 2006	$ 150,000		$ 200,000		$ 500,000
The Company has the option of making cash payments, in lieu of share payments, if the Company’s common shares are trading at a price of less than $0.50 per share. The outstanding share payments are based on the average closing price of the Company’s common shares over the prior calendar year.

The Company has also agreed to pay South Coast an NSR from the proceeds of production from the property. The amount of the NSR is based on the price of gold and calculated as follows:

NSR   gold price/ounce
1%   up to and including $350 U.S./oz
2%   from $351 U.S./oz up to and including $400 U.S./oz
3%   from $401 U.S./oz up to and including $450 U.S./oz
4%   above $450 U.S./oz

Upon completion of a positive feasibility study, the Company will pay South Coast a bonus of $250,000.

San Diego

On May 18, 2004, the Company entered into an option agreement with Noranda Exploration Mexico, S.A. de C.V. (“Noranda”) to acquire a 50% interest in a porphyry copper prospect in Michoacan State, Mexico situated roughly 200 km west-southwest of Mexico City and roughly 70 km south of Morelia, the state capital. The property is 82 square kilometers and is known as the San Diego Property.

The Company has the option to earn a 50% interest in the property by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

In order to maintain the option in good standing, the Company is required to incur the following expenditures:

i)   in the amount of at least CDN$1,000,000 on or before May 31, 2005, in the aggregate amount of at least CDN$3,000,000 on or before May 31, 2006 in the aggregate amount of at least CDN$6,000,000 on or before May 31, 2007 in the aggregate amount of at least CDN$10,000,000 on or before May 31, 2008 in the aggregate amount of at least CDN$15,000,000 on or before May 31, 2009

The Company has committed to Noranda to incur at least CDN$1,000,000 of expenditures on or before May 31, 2005. As at July 31, 2004, advances for exploration contain $119,792 for future exploration expenditures on the property.

Exploration will be carried out by Noranda, under the direction of a Management Committee comprised of two representatives from each of the Company and Noranda. During the option period, Noranda is entitled to charge an administrative and overhead charge of 10% of direct project costs.

5.   Mineral Properties (cont’d)

As long as Noranda has at least a 30% interest in the property, Noranda is entitled to designate the facilities at which all ore produced from the property will be concentrated, smelted and refined, at market rates.

Provided Noranda has at least 30% interest in the San Diego Property, Noranda has the right to earn an additional 15% interest in the property by carrying out a Commercial Feasibility Study prepared in conjunction with a recognized international mining engineering construction firm. Should either party’s interest fall below 10%, that interest will be converted to a 1% net smelter return royalty, purchasable at the discretion of the other party for $2,000,000.

Subsequent to the exercise of the option, the Company and Noranda both have a right of first refusal to purchase all or any part of the other party’s interest in the property.

6.   Share Capital

a)   Authorized: 100,000,000 common shares without par value

b)   Issued and outstanding:

	Number	Value

Balance at July 31, 2002	6,838,636	$ 11,337,138
Private placements (c)	456,756	155,000
Exercise of warrants	1,482,000	179,400
Exercise of options	60,000	21,000
Property acquisition	320,844	102,350

Balance at July 31, 2003	9,158,236	$ 11,794,888
Conversion of convertible debenture (d)	10,825,966	2,073,030
Private placement (c)	2,018,070	685,624
Exercise of warrants	1,228,000	245,900
Property acquisition	277,778	75,000

Balance at July 31, 2004	23,508,050	$ 14,874,442

c)   The Company completed the following private placements:

i)On May 21, 2004, the Company issued 2,018,070 common shares at $0.35 per share for gross proceeds of $706,325. Along with the common shares, the Company issued 2,018,070 warrants entitling the holder to purchase one additional common share at a price of $0.35 per share until May 10, 2006. Of the 2,018,070 common shares and 2,018,070 warrants issued, 336,785 were flow-through common shares and 336,785 were flow-through warrants exercisable into flow-through common shares. For income tax purposes, the subscription funds of $117,875 relating to the flow-through common shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. The Company paid $20,498 in finders’ fees.
ii)   On January 10, 2003, the Company issued 256,756 flow-through common shares at a price of $0.37 per share totaling $95,000. Along with the common shares, the company issued 256,756 flow-through share purchase warrants entitling the holder to purchase one additional common share at $0.50 per share expiring on January 10, 2005. For income tax purposes, the subscription funds of $95,000 will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

iii)   On October 15, 2002, the Company issued 200,000 common shares at a price of $0.30 per share totaling $60,000. Along with the common shares, the company issued 200,000 share purchase warrants entitling the holder to purchase one additional common share at $0.40 per share expiring on October 15, 2004.

6.   Share Capital (cont’d)

d)   On August 27, 2003, the Company completed an investment agreement with Ocean Resources Capital Holdings Plc. (“ORCH”), a company whose shares were admitted to trading on the Alternative Investment Market (“AIM”) of the London Stock Exchange on February 28, 2003, whereby, ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the “Units”) at £0.50 per Unit (each Unit consisting of one share and one warrant entitling the holder thereof to acquire one additional share together with one secondary warrant at any time following the issuance of the Units). As consideration, the Company issued to ORCH a loan note (the “Note”) in the principal amount of £2,600,000. The Note was convertible and redeemable into common shares of the Company, was unsecured and bore interest at 12% per annum payable by half yearly installments on December 31 and June 30 of each year. The Company sold the 5,200,000 Units and realized net sale proceeds of $2,159,406. The Company paid a finder’s fee in the amount of $86,376.

In accordance with the terms of the investment agreement, ORCH was granted the right to convert the entire £2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the “Conversion Shares”), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company issued to ORCH 2,000,000 share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share expiring on September 8, 2005.

The debenture conversion price of $0.60 per Company common share and the £0.50 value of the ORCH units were established at the time that ORCH initiated discussions to invest in the Company. Subsequently, due to market conditions, ORCH and the Company agreed to proceed with the issuance of the convertible debenture, provided that ORCH was obligated to immediately convert the debenture into Company common shares. The Company required this obligation because the Company would not be able to realize proceeds on the sale of the Units equivalent to the face value of the convertible debenture.

Accordingly, the transaction has been accounted for as an issuance by the Company of 10,825,966 shares for the $2,159,409 realized on the sale of the Units. Share capital has been credited with $2,159,409 less a finder’s fee of $86,376.

e)   As at July 31, 2004, warrants exercisable and outstanding are as follows:

	Exercise
Expiry Date	Price	Number

October 15, 2004	$0.40	200,000
January 10, 2005	$0.50	256,756
September 8, 2005	$0.45	2,000,000
May 10, 2006	$0.35	2,018,070

		4,474,826

7.   Stock Options

a)   Stock Options Outstanding

The Company has one fixed stock option plan (“The 2003 Stock Option Plan”). Under The 2003 Stock Option Plan, the Company may grant options to directors, officers, employees, dependent contractors or consultants. The number of options outstanding at any time may not be more than 4,008,840.The exercise price associated with each grant of options is determined by the Company and is subject to the policies of the TSX Venture Exchange. The maximum term of each option’s life is 5 years. As long as the Company is not classified as a Tier 1 issuer on the TSX Venture Exchange, the options will vest as follows: one third on the award date, one third 12 months after the award date and one third 24 months after the award date. A summary of the Company’s stock options as at July 31, 2004 and changes during the year then ended is as follows:

7.   Stock Options (cont’d)

			Weighted-
		Weighted-	average
	Number of	average	remaining
	Options	exercise price	life (years)

Balance at July 31, 2002	65,000	$0.71	0.42
Cancelled	(65,000)	0.71
Granted	680,000	0.36
Exercised	(60,000)	0.35

Balance at July 31, 2003	620,000	$0.37	1.01
Cancelled	(175,000)	0.40
Granted	3,310,000	0.36

Balance at July 31, 2004	3,755,000	$0.36	1.44

As at July 31, 2004, stock options exercisable and outstanding are as follows:

	Exercise	Options	Options
Expiry Date	Price	Outstanding	Exercisable

August 6, 2004	$0.35	405,000	405,000
August 21, 2004	$0.40	40,000	40,000
March 4, 2006	$0.35	2,810,000	936,667
July 1, 2006	$0.40	500,000	166,667

		3,755,000	1,548,334

b)   Stock-Based Compensation

	Number of	Fair Value Amount

	Options	Unvested	Vested

Balance at July 31, 2003	620,000	$ -	$ -
Options cancelled	(175,000)	-	-
Options granted	3,310,000	479,033	-
Options vested	-	(273,278)	273,278

Balance at July 31, 2004	3,755,000	$ 205,755	$ 273,278

The Company uses the fair value based method of accounting for all stock-based awards. The stock compensation cost was calculated by using Black-Scholes assuming no dividends were paid, one third vesting on the day of grant, one third vesting twelve months from the day of grant and one third vesting twenty four months from the day of grant, a weighted average volatility of the Company’s share price of 102%, a weighted average annual risk free interest rate of 2.46% and an expected life of 1.5 years.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

7.   Stock Options (cont’d)

During the year ended July 31, 2003, the Company used the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when exercise price is below the market price of the stock on the date of grant. During the year ended July 31, 2003, the Company granted a total of 680,000 stock options to employees and the exercise prices equaled the market prices on the dates of grant. If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the Company would have incurred $156,450 of stock compensation cost, calculated using Black-Scholes assuming no dividends are to be paid, vesting occurring on the date of grant, a weighted average volatility of the Company’s share price of 127% and a weighted average annual risk free interest rate of 3.11%.

8.   Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to/from related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the year:

	2004	2003

Office equipment and furniture	$ 4,069	$ -
Directors fees	$ 2,000	$ -
Management fees	$ 68,072	$ -
Promotion	$ -	$ 16,000
Rent	$ 6,087	$ -
Exploration expenditures (Technical services)	$ 65,561	$ -
Accounts receivable (settled by receipt of 335,000 common shares
from a company related by a common officer)	$ -	$ (33,500)
South Quinn Lake Property - option reimbursement	$ -	$ 18,750

9.   Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, advances for exploration and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

10.   Income Taxes

The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rate to the loss before income taxes. The reasons for this difference and the related tax effect are as follows:

	2004	2003

Canadian basic statutory tax rate	36.4%	38.5%

Potential income tax recovery based on reported loss	$ 353,073	$ 256,346
Unrecognized tax losses	(116,700)	(117,979)
Temporary differences not recognized during the year	(4,846)	(2,250)
Permanent and other differences	(231,527)	(136,117)

	$ -	$ -

The Company has accumulated non-capital losses of approximately $1,500,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2011. Also, the Company has approximately $10,000 of capital losses and $7,000,000 of Canadian and foreign resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the company’s future tax assets and liabilities are as follows:

	2004	2003

Future income tax assets
Tax value of resource properties in excess of book value	$ 2,570,484	$ 2,762,891
Non-capital losses carried forward	549,286	486,748
Capital losses carried forward	1,876	1,982
Tax value of property, plant and equipment in excess of book value	9,473	3,643
Valuation allowance for future income tax assets	(3,131,119)	(3,255,264)

Future income tax assets	$ -	$ -

Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has a 100% valuation allowance against its potential future income tax assets.

11.   Subsequent Event

Subsequent to July 31, 2004, the Company extended the expiry date of 385,000 options for two years to August 6, 2006 and 40,000 options for two years to August 21, 2006.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian Dollars)

	Year ended	Year ended
	July 31,	July 31,
	2004	2003

Cape Ray Property, Canada
Drilling	$ 199,394	$ 166,148
Geochemistry	12,996	1,185
Geology	3,025	87,242
Geophysics	32,597	13,942
Government grants	(115,735)	(77,897)
Technical services	54,742	-

	187,019	190,620

South Quinn Lake Property, Canada
Geology	500	44,843
Geophysics	-	1,000

	500	45,843

San Diego Property, Mexico
Geochemistry	8,331	-
Geology	23,568	-
Geophysics	40,664	-
Other	8,561	-
Property maintenance	5,504	-
Technical services	10,819	-

	97,447	-

	$ 284,966	$ 236,463

FORM 51-901F

Quarterly Report

Incorporated as part of:            X   Schedule A

                    X   Schedule B & C
               (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER               TERRA NOVA GOLD CORP.

ISSUER ADDRESS               3rd FLOOR, 157 ALEXANDER STREET

                   VANCOUVER, B.C. V6A 1B8

CONTACT PERSON               DAVID PATTERSON

CONTACT’S POSITION           CHAIRMAN

CONTACT TELEPHONE NUMBER   (604) 684-0561

FOR QUARTER ENDED           JULY 31, 2004

DATE OF REPORT               NOVEMBER 15, 2004

CERTIFICATE:

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder that requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedule B and C.

HARVEY KEATS                           "Harvey Keats"      November 15, 2004
Name of Director           Signature           Date signed

DAVID PATTERSON                  "David Patterson"     November 15, 2004
Name of Director           Signature           Date signed

TERRA NOVA GOLD CORP. Schedule B Supplementary Information For the Year Ended July 31, 2004
1.Analysis of expenses and deferred costs

Please see the financial statements for a breakdown of deferred mineral property expenditures and exploration expenditures.

2.   Related party transactions

Please see the financial statements for a breakdown of the related party transactions.

3.   a)   Securities issued during the period

Date of		Type of				Type of	Commission
Issue	Type of Security	Issue	Number	Price	Proceeds	Consideration	Paid

18-Aug-03	Common shares	Warrants	10,000	$0.12	$1,200	Cash	$0
26-Aug-03	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
		Convertible
17-Sep-03	Common shares	Debenture	10,825,966	$0.20	$2,159,406	Cash	$86,376
04-Mar-04	Common shares	Property	277,778	$0.27	$75,000	Property	$0
29-Mar-04	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
29-Mar-04	Common shares	Warrants	50,000	$0.12	$6,000	Cash	$0
		Private
21-May-04	Common shares	Placement	2,018,070	$0.35	$706,325	Cash	$20,701
15-Jun-04	Common shares	Warrants	38,000	$0.25	$9,500	Cash	$0
5-Jul-04	Common shares	Warrants	10,000	$0.12	$1,200	Cash	$0
07-Jul-04	Common shares	Warrants	100,000	$0.12	$12,000	Cash	$0
13-Jul-04	Common shares	Warrants	58,333	$0.12	$7,000	Cash	$0
19-Jul-04	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
21-Jul-04	Common shares	Warrants	200,000	$0.25	$50,000	Cash	$0
23-Jul-04	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
26-Jul-04	Common shares	Warrants	241,667	$0.12	$29,000	Cash	$0
26-Jul-04	Common shares	Warrants	320,000	$0.25	$80,000	Cash	$0

    b)    Options granted during the period

Date of			Exercise	Expiry
Grant	Number	Name	Price	Date

05-Mar-04	725,000	David Patterson	$0.35	04-Mar-06
05-Mar-04	700,000	Harvey Keats	$0.35	04-Mar-06
05-Mar-04	325,000	Kerry Sparkes	$0.35	04-Mar-06
05-Mar-04	150,000	Shirley Mooney	$0.35	04-Mar-06
05-Mar-04	60,000	Rex Gibbons	$0.35	04-Mar-06
05-Mar-04	850,000	Employees	$0.35	04-Mar-06
02-Jul-04	150,000	Laurie Sadler	$0.40	01-Jul-06
02-Jul-04	50,000	Rex Gibbons	$0.40	01-Jul-06
02-Jul-04	50,000	Shirley Mooney	$0.40	01-Jul-06
02-Jul-04	250,000	Employees	$0.40	01-Jul-06

4.   a)    Authorized share capital

100,000,000 common shares without par value

b)   Issued and outstanding share capital

23,508,050 shares at a recorded value of $14,874,442

c)    Options, warrants and convertible securities

Type of		Exercise
Security	Number	Price	Expiry Date

Options	405,000	$0.35	August 6, 2004
Options	40,000	$0.40	August 21, 2004
Options	2,810,000	$0.35	March 4, 2006
Options	500,000	$0.40	July 1, 2006
Warrants	200,000	$0.40	October 15, 2004
Warrants	256,756	$0.50	January 10, 2005
Warrants	2,000,000	$0.45	September 8, 2005
Warrants	2,018,070	$0.35	May 10, 2006

d)Number of shares subject to escrow or pooling agreements

None

5.Directors and officers of the Company

David Patterson   Chairman of the Board of Directors
Harvey Keats   Director and President
Kerry Sparkes   Director
Rex Gibbons   Director
Laurie Sadler   Director
Shirley Mooney   Secretary

TERRA NOVA GOLD CORP. Schedule C Management Discussion and Analysis For the Year Ended July 31, 2004
Principal Activity of the Company

Terra Nova Gold Corp. is an exploration company with an interest in a project in Michoacan, Mexico (the San Diego Property) and an interest in two properties in Newfoundland, Canada (the Cape Ray Property and the South Quinn Lake Property.)

San Diego Property, Mexico

The San Diego Project is a new, undrilled, porphyry copper project in Michoacan State, Mexico. The 82 square kilometre project has an excellent well defined target and good potential to develop additional adjacent targets. The Company is earning a 50% interest in the San Diego Project from Noranda Exploration Mexico, S.A. de C.V.

The San Diego Property is located 200 kilometres west-southwest of Mexico City and 70 kilometres south of Morelia, the state capital of Michoacan and is within the major structural trend that hosts the world class porphyry copper deposits in the southwest United States and Mexico. In Mexico, the porphyry copper related occurrences are concentrated in the states of Sonora-Sinaloa, and Michoacan-Guerrero (Sierra Madre de Sur) and are associated with Laramide aged intrusives.

Attention was initially drawn to the San Diego project area as a result of a regional silt sampling program conducted by the Mexican government's Consejo de Recursos Minerales in 1998. The area had received little exploration attention in the past, as access was restricted to horseback or mule, until the government constructed a 26 kilometre truck road into the area in 2001. In January 2003, Noranda constructed a 9 kilometre long bulldozer trail that leads to the center of the porphyry mineralization.

Work conducted by Noranda in 2002 and 2003, including a detailed silt sampling survey and a soil sampling survey, has defined an extensive copper silt and soil anomaly, approximately 2.5 kilometres by 1 kilometre, and strong hydrothermal alteration associated with a Laramide aged porphyry. The copper soil anomaly covers an area with copper values greater than 400 parts per million (ppm), and includes anomalous areas greater than 800 ppm, greater than 1200 ppm and spot highs greater than 2000 ppm and as high as 3340 ppm.

There is a gold anomaly coincident with the copper anomaly with gold values greater than 10 parts per billion (ppb) with spot highs greater than 200 ppb, greater than 400 ppb and as high as 660 ppb. Further work will be required to determine how the gold is related to the porphyry copper system. Interestingly, there is also a molybdenum soil anomaly coincident with the copper and gold soil anomalies. The molybdenum anomaly has values greater than 10 ppm with spot highs greater than 200 ppm.

2004 Work Program

On June 23, 2004, the Company announced that an exploration program consisting of an airborne magnetic survey, grid expansion and soil surveys is underway on the San Diego Property. The majority of the current grid and soil work is being carried out over areas to the northeast and southwest of the extensive (2.5 km by 1 km) copper/molybdenum/gold silt and soil anomaly identified by Noranda in 2002 and 2003. Soil surveys are being carried out over other anomalous zones on the San Diego Property where silt sample values indicate the potential for other mineralized systems.

To better define the extent of the mineralized porphyry underneath the overlying metamorphic complex a 1,077 line kilometer airborne magnetic geophysical survey was flown and a 35.5 line kilometre induced polarization survey will begin shortly. An extensive diamond drill program will begin in early December to drill test the mineralized and altered porphyry system to determine the extent and the grade of the mineralized porphyry and the degree of supergene enrichment. The Company has committed to spending CDN$1,000,000 on exploration in 2004. Exploration work is being conducted by the project operator, Noranda Exploracion Mexico, S.A. de C.V.

Option Agreement

Terra Nova has the option to earn a 50% interest in the San Diego Property by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

In order to maintain the Option in good standing, Terra Nova will be required to incur the following expenditures:

i)   in the amount of at least CDN$1,000,000 on or before May 31, 2005, in the aggregate amount of at least CDN$3,000,000 on or before May 31, 2006 in the aggregate amount of at least CDN$6,000,000 on or before May 31, 2007 in the aggregate amount of at least CDN$10,000,000 on or before May 31, 2008 in the aggregate amount of at least CDN$15,000,000 on or before May 31, 2009

Terra Nova has committed to Noranda to incur at least CDN$1,000,000 of expenditures on or before May 31, 2005.

Exploration will be carried out by Noranda, under the direction of a Management Committee comprised of two representatives from each of Terra Nova and Noranda. During the option period, Noranda will be entitled to charge an administrative and overhead charge of 10% of direct project costs.

As long as Noranda has at least a 30% interest in the Property, Noranda will be entitled to designate the facilities at which all ore produced from the Property shall be concentrated, smelted and refined, at market rates.

Provided Noranda has at least 30% interest in the Property, Noranda will have the right to increase its interest in the Property to 65% by carrying out a Commercial Feasibility Study prepared in conjunction with a recognized international mining engineering construction firm. Should either party’s interest fall below 10%, that interest shall be converted to a 1% net smelter return royalty, purchasable at the discretion of the other party for $2,000,000.

Subsequent to the exercise of the Option, Terra Nova and Noranda both have a right of first refusal to purchase all or any part of the other party’s interest in the Property.

Cape Ray Property, Newfoundland

In August 2002, the Company entered into an option agreement with South Coast Ventures Inc. to acquire a 100% interest in the Cape Ray Property, located in southwest Newfoundland.

The Cape Ray Gold Property is an advanced stage exploration property, consisting of 46 claims, with four known deposits related to the Cape Ray Fault Zone. The Property has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Since entering into the option agreement to acquire the Cape Ray Property, the Company has carried out four exploration programs: 1) the Fall 2002 program; 2) the Spring 2003 program; 3) the Fall 2003 program, and 4) the Fall 2004 program. A summary of the Fall 2003 and Fall 2004 programs are provided below.

Fall 2003 Program

The Fall 2003 Program consisted of 1,933 metres of BQ diamond drilling in 24 holes. Sixteen holes totalling 1,379 metres were drilled in the Big Pond deposit, two holes totalling 106 metres were drilled in the 04 deposit, two holes totalling 121 metres were drilled in the Isle aux Morts deposit and four holes totalling 346 metres targeted IP geophysical anomalies in the Isle aux Morts area. The Fall 2003 program was reported on in detail in the Company's news release dated November 17, 2003.

Drilling by previous owners on the Big Pond deposit identified two poorly defined parallel-plunging mineralized quartz vein shoots within a more widespread mineralized system. Four previous holes in the ‘A’ shoot averaged 12.8 g/t gold over 2.3 metres. Three previous holes in the ‘B’ shoot averaged 14.7 g/t gold over 1.3 metres. The Big Pond shoots were intersected with widely spaced holes from 25 metres to 120 metres below surface. There is also an intersection of 30.0 g/t gold over 0.2 metres which may be on the edge of a third parallel-plunging mineralized shoot.

The Fall 2003 Program at Big Pond was designed to better define the known mineralized shoots and identify their down plunge extension.

Ten holes drilled into the ‘A’ shoot at Big Pond intersected gold mineralization. One additional hole targeting the ‘A’ shoot was abandoned due to mechanical problems, and one hole encountered no significant gold mineralization. Highlights include 6.99 g/t gold over 3.15 metres in BP-03-01, 10.51 g/t gold over 1.31 metres in BP-03-04 and 6.24 g/t gold over 3.04 metres in BP-03-15.

Drilling has indicated that the ‘A’ shoot is much more complex than previously anticipated. The vein ranges from 0.61 metres thick to 5.30 metres thick, and consists of both competent cohesive quartz and quartz breccia with 10 to 20% wall rock fragments. Gold mineralization is highly dependant upon sulphide content, and thick intersections of vein material are not indicative of high grade gold. Pyrite content ranges from trace to 75% sulphide. The vein also appears to have a much steeper plunge than previously thought and remains open down dip and down plunge.

The mineralized vein was intersected in three of the four holes drilled into the ‘B’ shoot at Big Pond, however results were insignificant. Management is currently assessing its interpretation of the ‘B’ shoot in light of the previous high grade intercepts in the ‘B’ shoot.

In August 2003, an IP geophysical survey was carried out over a portion of the Isle aux Morts property by Discovery International Geophysics Inc. Several highly chargeable and resistive targets similar to, but distinct from, the known Isle aux Morts deposit were identified. In the Fall 2003 Program, 4 BQ holes tested IP geophysical anomalies to the north of the known Isle aux Morts deposit; none of the holes encountered significant gold mineralization.

Two BQ holes, IMR-03-11 and IMR-03-12, both drilled to test the down dip extension of the known Isle aux Morts deposit encountered significant gold mineralization. Down-hole intervals are interpreted to be close to true width. IMR-03-11 encountered 6.1 metres of 9.99 g/t gold, including 3 metres of 16.60 g/t gold all in sulphide bearing quartz vein. IMR-03-12 encountered 16.6 metres of 3.33 g/t gold, including 4.6 metres of 5.23 g/t gold in sulphide bearing metasediments and quartz vein.

Two holes were drilled in the 04 deposit on the Cape Ray Claim Group in the Fall 2003 program. CR-03-08 was successful in tracing a known mineralized zone to surface and intersected 1.52 metres of 30.1 g/t gold. CR-03-09, designed to better define the limits of the mineralization in a known vein, encountered no significant gold mineralization but is believed to have intersected a late fault.

In conjunction with Cornestone Capital Resources Inc., an adjoining landowner, the entire Cape Ray Property was flown in September 2003 with a high resolution gradient aeromagnetic survey on a 100 metre line spacing. The survey has the potential to identify new areas for detailed follow-up and to identify possible extensions to the known deposits.

Fall 2004 Program

The 2004 program was designed to establish the continuity and grade between existing intersections of known mineralization, to test for extensions of known mineralization, and to test for additional mineralization between the 04 and 41 deposits. The 04 system has two primary viens, known as the A vein and the B vein, as well as smaller ancillary veins. The Fall 2004 Program was reported on in detail in the Company’s news releases dated September 30, 2004 and November 1, 2004.

2,914 metres of NQ diamond drilling were completed in the 2004 program, consisting of eleven diamond drill holes.

The first two holes of the 2004 program, CR-04-10 and CR-04-11 intersected a post-mineralization fault zone and therefore did not test the mineralized zone. CR-04-13 was abandoned due to deviation problems and did not reach its target. CR-04-19 was drilled along the eastern strike of the 04 deposit and did not intersect any significant mineralization. CR-04-17 was drilled to test the down-plunge extensions of the A vein. The hole did not flatten as expected and deviated too far east of the projected plunge line, however a number of lower grade gold intersections were encountered.

CR-04-12, 14, 15, 16 all intersected multiple zones of significant gold mineralization. These four holes tested gaps in known mineralization, primarily in the A vein, and were drilled from 12.5 to 30 metres away from previously drilled holes. Assay results from the A vein were 10.10 g/t gold over 7.95 metres in CR-04-12, 32.35 g/t gold over 3.06 metres in CR-04-14, 10.37 g/t gold over 0.91 metres in CR-04-15 and 6.45 g/t gold over 7.32 metres in CR-04-16. The B vein was intersected in WR-04, 12, 14 and 15 and ancillary gold veins were intersected in all four holes. The results provide greater confidence in the continuity and grade of known mineralization.

CR-04-18 was drilled to test the A vein 100 feet down-dip of PB-198 (6.13 g/t gold over 12.2 m) and up-dip of CR-03-05 (9.8 g/t gold over 3.0 m). The hole intersected two narrow zones of gold mineralization (4.56 g/t gold over 1.83 m and 2.76 g/t gold over 4.57 m), which are interpreted to represent the A vein projection. The hole also intersected 9.06 g/t gold over 0.91 m in the B vein.

CR-04-20 was drilled to test for mineralization between the 04 and 41 deposits and intersected two narrow zones of gold mineralization (3.0 g/t gold over 0.91 m and 3.0 g/t gold over 0.91 m).

South Quinn Lake Property, Newfoundland

The Company has an option to acquire a 100% interest in the South Quinn Lake Property, which is comprised of 12 mineral claims located in central Newfoundland.

On May 12, 2003 the Company announced that it had entered into an option and joint venture agreement with Bayswater Ventures Corp. (“Bayswater”) whereby the Company has agreed to grant Bayswater an option to acquire 95% of the Company’s interest in the South Quinn Lake Property. Bayswater carried out a 5 hole (376 metre) diamond drill program in July 2004, to test moderate to strong induced polarization anomalies coincident with anomalous gold soil geochemical values and mineralized quartz-arsenopyrite boulders. Assay results from the drilling were insignificant.

Operating Results

During the year ended July 31, 2004, the Company incurred a loss of $968,916 (2003 - $665,834). The Company’s loss per share was $0.05 for 2004 compared to a loss per share of $0.09 for 2003. The decrease in the loss per share is primarily attributable to the increase in the weighted average number of shares outstanding from 7,792,644 in 2003 to 19,228,797 in 2004.

During the year, the Company spent $302,754 (2003 - $268,517) on exploration of its Cape Ray property. The Company received $115,735 (2003 - $77,897) from the Government of Newfoundland and Labrador through their Junior Company Exploration Assistance Program. These monies are used to offset exploration expenditures.

During the year, the Company spent only $500 (2003 - $45,843) on its South Quinn property as this property has been optioned to Bayswater (see above).

The Company began to incur exploration costs on its San Diego property during the fourth quarter of fiscal 2004. The Company spent $97,447 (2003 - $nil) on exploration with the majority of the first year’s spending to come during the 1st and 2nd quarter of fiscal 2005.

Effective August 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after August 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value method for stock-based compensation, the Company recorded a charge to earnings of $273,278 (2003 - $nil) for the year ended July 31, 2004 for stock options granted to employees and directors.

Throughout the bulk of the year, Management curtailed travel and promotion as the Company was only carrying out a limited exploration program. This has also resulted in a corresponding decrease in printing and telephone and communication costs. It is expected that travel and promotion costs will increase during the 2005 fiscal year because of the upcoming exploration program on the San Diego Project.

The Company paid management fees of $68,072 (2003 - $nil). Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The Company’s business and projects required a greatly increased amount of management time during fiscal 2004 compared to 2003. Also, the Company paid certain members of management $65,561 (2003 - $nil) for geological technical services, which are included in exploration expenditures. In total, the Company paid $46,883 (2003 - $nil) to the President, $35,250 (2003 - $nil) to the Chairman of the Board and $51,000 (2003 - $nil) to the exploration manager.

During the fourth quarter of 2004, the Company added a fifth director to its Board. Mr. Laurie Sadler is a retired Chartered Accountant with extensive experience as a business advisor to public and private companies. Mr. Sadler will chair the Company’s audit committee. Also, starting in July 2004, the Company will be paying its non-executive directors (Mr. Sadler and Mr. Gibbons) $1,000 per month.
The Company paid an arms-length private company $86,000 (2003 - $52,000) for accounting, secretarial and general administrative services and paid the same private company $10,000 (2003 - $13,000) for rent.

The Company’s interest income has increased by $31,778 in 2004 over 2003 because the Company’s cash balance has been much higher during the year compared to 2003.

Related Party Transactions

Related party transactions are disclosed in note 8 of the financial statements. In addition to management and director fees, the Company entered into a one year lease with ViewNorth Properties Ltd., (“ViewNorth”) whereby the Company pays $2,000 per month for rent for its executive offices and $500 per month for operating costs effective June 1, 2004. The Company and ViewNorth have a common director. The Company also purchased office furniture in the amount of $4,069 from a company owned by a spouse of a director.

Liquidity and Capital Resources

As at July 31, 2004, the Company had working capital of $2,230,498 compared to a working capital deficit of $9,774 at July 31, 2003. The increase in working capital is mainly attributable to the completion of an investment agreement which netted the Company $2,159,406 and the completion of a private placement in May 2004 which netted the Company $685,827. The bulk of these funds have been invested in short term money market instruments while the remaining funds have been used for exploration and general working capital.

On August 27, 2003, the Company completed an investment agreement with Ocean Resources Capital Holdings Plc. (“ORCH”), a company whose shares trade on the Alternative Investment Market (“AIM”) of the London Stock Exchange, whereby, ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the “Units”) at £0.50 per Unit (each Unit consisting of one share and one warrant entitling the holder thereof to acquire one additional share together with one secondary warrant at any time following the issuance of the Units). As consideration, the Company issued to ORCH a loan note (the “Note”) in the principal amount of £2,600,000. The Note was convertible and redeemable into common shares of the Company, was unsecured and bore interest at 12% per annum payable by half yearly installments on December 31 and June 30 of each year. The Company sold the 5,200,000 Units and realized net sale proceeds of $2,159,406. The Company paid a finder’s fee in the amount of $86,376.

In accordance with the terms of the investment agreement, ORCH was granted the right to convert the entire £2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the “Conversion Shares”), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company issued to ORCH 2,000,000 share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share expiring on September 8, 2005.

The debenture conversion price of $0.60 per Company common share and the £0.50 value of the ORCH units were established at the time that ORCH initiated discussions to invest in the Company. Subsequently, due to market conditions, ORCH and the Company agreed to proceed with the issuance of the convertible debenture, provided that ORCH was obligated to immediately convert the debenture into Company common shares. The Company required this obligation because the Company would not be able to realize proceeds on the sale of the Units equivalent to the face value of the convertible debenture.

Accordingly, the transaction has been accounted for as an issuance by the Company of 10,825,966 shares for the $2,159,409 realized on the sale of the Units. Share capital has been credited with $2,159,409 less a finder’s fee of $86,376.

On May 21, 2004, the Company issued 2,018,070 common shares at $0.35 per share for gross proceeds of $706,325 pursuant to a private placement. Along with the common shares, the Company issued 2,018,070 warrants entitling the holder to purchase one additional common share at a price of $0.35 per share until May 10, 2006. Of the 2,018,070 common shares and 2,018,070 warrants issued, 336,785 were flow-through common shares and 336,785 were flow-through warrants exercisable into flow-through common shares. The Company paid $20,498 in finders’ fees.

During the fiscal year, the Company received $245,900 pursuant to the exercise of 1,228,000 warrants.

In order for the Company to keep its Cape Ray and San Diego property options in good standing, the Company must make the following cash payments and the following exploration expenditures during fiscal 2005:

	Cape Ray	San Diego	Total

Option payments	$ 55,000	$ -	$ 55,000
Exploration	383,471	913,372	1,296,843

	$ 438,471	$ 913,372	$ 1,351,843

It is expected that the Company’s current working capital will be sufficient to meet its exploration commitments and its operating costs for 2005.

Investor Relations

The Company responded to shareholder inquires. Starting March 2004, the Company utilized the services of Institutional Market Communications Inc. (formerly Rock Marketing Inc.), to provide European public relations on a month to month basis at a cost of $3,500 per month. The Company has also engaged the services of Doyle Investments Inc. to provide North American public relations for an initial term of 12 months starting July 2004 at a cost of $3,500 per month.

The Company attended the Prospector and Developers Association Conference in Toronto in March 2004. The Company also attended an investment conference in Frankfurt, Germany in May 2004, an investment conference in St. John’s, Newfoundland in June 2004 and an investment conference in Toronto in October 2004.